Advantest Corporation (FY2010)

FY2010 Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Year ended March 31, 2011)
(Unaudited)

April 27, 2011

Company name	:	Advantest Corporation (URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Senior Vice President, Corporate Administration Group (03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 24, 2011
Dividend Payable Date (as planned)	:	June 2, 2011
Annual Report Filing Date (as planned)	:	June 27, 2011
Financial Results Supplemental Materials	:	Yes
Financial Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2010  (April 1, 2010 through March 31, 2011)
(1)   Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010	99,634	(87.2)	6,111	－	5,551	－	3,163	－
FY2009	53,225	(30.6)	(11,639)	－	(9,926)	－	(11,454)	－
(Note) Comprehensive income (loss): FY2010  (Y) (248) million (-%); FY2009  (Y) (11,726) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales

		Yen		Yen	%	%	%
FY2010	18.03		18.03		2.2	3.0	6.1
FY2009	(64.09)		(64.09)		(7.3)	(5.1)	(21.9)
(Reference) Equity in earnings (loss) of affiliated company: FY2010  (Y) (36) million; FY2009  (Y) (71) million

(2)  Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2010	180,312		138,132		76.6		797.20
FY2009	188,663		150,242		79.6		840.65

(3)  Consolidated Cash Flows
	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of year
		Million yen		Million yen		Million yen		Million yen
FY2010	(693)		(5,828)		(12,028)		75,323
FY2009	(17,746)		10,824		(1,803)		96,439

Advantest Corporation (FY2010)

2. Dividends

	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2009	－	5.00	－	5.00	10.00	1,787	－	1.1
FY2010	－	5.00	－	5.00	10.00	1,733	55.5	1.2
FY2011 (forecast)	－	－	－	－	－	N/A	－	N/A

The dividend forecast for the fiscal year ending March 31, 2012 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

3. Projected Results for FY2011 (April 1, 2011 through March 31, 2012)
Advantest focuses primarily on the business of test systems for semiconductors and Advantest’s business relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  At this time, Advantest is unable to provide the earnings forecast for the fiscal year ending March 31, 2012 due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1)	Material changes in subsidiaries during this fiscal year (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest Manufacturing, Inc.)
(Note) Please see “Scope of Consolidation and Application of the Equity Method” on page 18 for details.

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : None
2)	Changes other than 1) above : None

(3)	Number of issued and outstanding shares (common stock）
1)	Number of issued and outstanding stock at the end of each fiscal year (including treasury stock): FY2010 199,566,770 shares; FY2009 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal year: FY2010 26,294,819 shares; FY2009 20,845,178 shares.
3)	Average number of outstanding stock for each fiscal year: FY2010 175,481,854 shares; FY2009 178,722,505 shares.

Advantest Corporation (FY2010)

(Reference) Selected Non-Consolidated Financial Data
(Prepared in accordance with JAPAN GAAP)

1. Non-consolidated Results of FY2010  (April 1, 2010 through March 31, 2011)
(1)  Non-Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010	84,792	102.3	(1,848)	－	3,743	－	9,105	－
FY2009	41,907	(21.1)	(17,307)	－	(2,384)	－	(2,402)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2010	51.89		51.88
FY2009	(13.44)		－

(2)      Non-consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2010	151,514		123,755		80.8		706.92
FY2009	157,639		128,647		79.6		702.18
  (Reference)　Total equity :　FY2010  (Y) 122,489 million;  FY2009  (Y) 125,494 million.

Implementation status of audit procedures
This consolidated financial results report is not subject to audit procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, audit procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2010)

Contents

1.	Business Results		P. 5
	(1)	Analysis of Business Results	P. 5
	(2)	Analysis of Financial Condition	P. 7
	(3)	Basic Policy on Distribution of Profits and Distribution for FY2010 and Distribution Forecast for FY2011	P. 8
2.	Organization of the Advantest Group		P.10
3.	Management Policy		P.11
	(1)	Advantest’s Basic Management Policy	P.11
	(2)	Target Financial Index	P.11
	(3)	Mid-and-Long-Term Business Strategy and Issues to be Addressed	P.11
4.	Consolidated Financial Statements and Other Information		P.12
	(1)	Consolidated Balance Sheets (Unaudited)	P.12
	(2)	Consolidated Statements of Operations (Unaudited)	P.14
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.15
	(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)	P.16
	(5)	Consolidated Statements of Cash Flows (Unaudited)	P.17
	(6)	Notes on Preconditions to Going Concerns	P.17
	(7)	Notes to the Consolidated Financial Statements	P.18
		(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements	P.18
		(Note 2) Reclassifications	P.18
		(Note 3) Segment Information	P.19
		(Note 4) Per Share Information	P.20
5.	Non-Consolidated Financial Statements		P.21
	(1)	Non-Consolidated Balance Sheets (Unaudited)	P.21
	(2)	Non-Consolidated Statements of Operations (Unaudited)	P.24
	(3)	Non-Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)	P.25

Advantest Corporation (FY2010)

1. Business Results

(1) Analysis of Business Results
1)  Consolidated Financial Results of FY2010 (April 1, 2010 through March 31, 2011)
			(in billion yen)
	FY2009	FY2010	As compared to the previous fiscal year Increase (decrease)
Orders input received	67.7	109.0	60.9%
Net sales	53.2	99.6	87.2%
Operating income (loss)	(11.6)	6.1	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(9.9)	5.6	－
Net income (loss)	(11.5)	3.2	－

In the fiscal year ended March 31, 2011, the global economy showed overall growth, driven by expansion in the developing world and national policies to stimulate consumption, despite complicating factors such as inflation in China and other emerging economies, sluggish employment growth in the United States, and the European sovereign debt crisis.
The semiconductor market also registered significant overall growth, despite demand divergence among various device types, notably a weakening in DRAM in the latter half fiscal 2010, in contrast to strong growth in the DRAM market at the beginning of the period.
Factors including strong yen appreciation and price competition contributed to a difficult business environment for Advantest in this fiscal year, but the company successfully leveraged the positive growth in the semiconductor market into expanded orders and revenues. Advantest also strove to better its results through proactive management policies aimed at improving customer satisfaction through global service provision and shorter lead times, and through consolidation of its subsidiaries.
These efforts delivered revenue and order growth, and helped Advantest to achieve full-year profitability for the first time in three fiscal years. Moreover, the company’s order backlog as of March 31 was significantly greater than the previous fiscal year’s.
As a result of the above, orders input received was (Y) 109.0 billion (a 60.9% increase in comparison to FY2009), net sales were (Y) 99.6 billion (a 87.2% increase in comparison to FY2009), operating income was (Y) 6.1 billion ((Y) 17.7 billion improvement in comparison to FY2009), income before income taxes and equity in loss of affiliated company was (Y) 5.6 billion ((Y) 15.5 billion improvement in comparison to FY2009), net income was (Y) 3.2 billion ((Y) 14.7 billion improvement in comparison to FY2009). The percentage of net sales to overseas customers was 77.5%, compared to 77.5% in FY2009.

Advantest Corporation (FY2010)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
			(in billion yen)
	FY2009	FY2010	As compared to the previous fiscal year Increase (decrease)
Orders input received	42.5	76.5	80.2%
Net sales	32.6	69.3	112.9%
Operating income (loss)	(7.0)	9.9	－

The Semiconductor and Component Test System Segment achieved overall growth, resulted from increased capital investments from semiconductor manufacturers.
In memory test systems, the fiscal year began well, as DRAM capital expenditures – long restrained – rebounded on the strength of PC DRAM shortages in early 2010. However, memory manufacturers reversed course in late 2010, as DDR3-DRAM fell into oversupply and prices dropped, and again became reluctant to invest in test systems for DDR3-DRAM manufacturing. On the other hand, demand for mobile DRAM test systems continued to be robust, thanks to the popularity of smartphones and tablet PCs.
In non-memory test systems, MPU testers saw robust demand throughout the fiscal year, while microcontroller and mobile CPU test system demand also accelerated, amid booming demand for smartphones, tablet PCs, and other consumer electronics.
As a result of the above, orders input received was (Y) 76.5 billion (a 80.2% increase in comparison to FY2009), net sales were (Y) 69.3 billion (a 112.9% increase in comparison to FY2009) and operating income was (Y) 9.9 billion ((Y) 16.9 billion improvement in comparison to FY2009).

<Mechatronics System Segment>
			(in billion yen)
	FY2009	FY2010	As compared to the previous fiscal year Increase (decrease)
Orders input received	14.8	20.8	39.8%
Net sales	11.2	18.5	64.8%
Operating income (loss)	(1.9)	(0.3)	－

The Mechatronics System segment tracked strong test system demand, delivering robust results principally driven by device interface products. Test handlers for analog ICs likewise were sold strongly on aggressive capital investment by the major semiconductor manufacturers.
As a result of the above, orders input received was (Y) 20.8 billion (a 39.8% increase in comparison to FY2009), net sales were (Y) 18.5 billion (a 64.8% increase in comparison to FY2009) and operating loss was (Y) 0.3 billion ((Y) 1.6 billion improvement in comparison to FY2009).

Advantest Corporation (FY2010)

<Services, Support and Others Segment>
			(in billion yen)
	FY2009	FY2010	As compared to the previous fiscal year Increase (decrease)
Orders input received	13.0	14.0	8.2%
Net sales	11.8	14.2	19.7%
Operating income	2.2	2.1	(2.0%)

The Services, Support and Others Segment delivered stable results, as Advantest’s customers placed larger orders for new testers, and customer utilization rates improved.
As a result, orders input received was (Y) 14.0 billion (a 8.2% increase in comparison to FY2009), net sales were (Y) 14.2 billion (a 19.7% increase in comparison to FY2009) and operating income was (Y) 2.1 billion (a 2.0% decrease in comparison to FY2009).

2) Prospects for the Upcoming Fiscal Year
The Great East Japan Earthquake and tsunami that struck Japan on March 11 inflicted damage on suppliers of semiconductors, semiconductor materials, and components, with the extent of the impact on the global supply chain still unclear at this time. This uncertainty in the consumer electronics, computer, automotive, and other markets deeply intertwined with the semiconductor industry, as well as chip markets themselves, is expected to continue for the time being.
Advantest escaped the natural disaster with only minor damage to facilities in the affected area, and has already returned to normal operations. However, some of the company’s components and materials suppliers suffered damage to their manufacturing facilities. Advantest has established an emergency procurement structure to ensure the stability of its own manufacturing operations.
Meanwhile, the semiconductor market continues its growth trajectory, with social trends towards greater information-oriented society expected to stimulate increasing demand for chips. Semiconductor manufacturers are demonstrating readiness to invest aggressively in production capacity expansion, and reconstruction in the wake of the recent earthquake in Japan should help to drive an increasingly positive market outlook. Advantest consequently expects increasingly positive trends in its own business environment.
The company’s corporate initiative “1000 Days,” which was launched in July 2009 and will conclude at the end of fiscal 2011, aims to deliver cumulative profitability over the three-year span of the initiative.
Advantest has undertaken several measures to achieve that goal, centrally its policy of seeking sales growth through market share expansion in the non-memory test systems segment, which accounts for the majority of worldwide tester revenues, and is expected to grow at a stable rate. The company is also striving to enhance profitability through internal kaizen improvements such as shorter R&D and manufacturing lead times, material cost reductions, and greater administrative efficiencies. In parallel, Advantest is broadening its business platform for long-term growth by targeting new markets outside the semiconductor industry, a push spearheaded by the company’s new TAS7000 terahertz 3D imaging system.
On March 28, Advantest and Verigy Ltd. entered into a definitive agreement providing for a business combination of the two companies. Regulatory approval of the deal is pending. Other closing conditions, and conditions pertaining to the acquisition and future merger of the two companies, have not yet been satisfied, and no expected closing date has currently been announced. Further announcements will follow any developments in these matters warranting disclosure.

Advantest Corporation (FY2010)

(2) Analysis of Financial Condition
Total assets at the end of FY2010 was (Y) 180.3 billion, a decrease of (Y) 8.4 billion compared to the previous fiscal year, primarily due to a decrease of (Y) 21.1 billion in cash and cash equivalents, and an increase of (Y) 6.9 billion and (Y) 6.8 billion in inventories and trade receivables, respectively. The amount of total liabilities was (Y) 42.2 billion, an increase of (Y) 3.8 billion compared to March 31, 2010. Stockholders’ equity was (Y) 138.1 billion.  Equity to assets ratio was 76.6%, a decrease of 3.0 percentage point compared to the previous fiscal year.

(Cash Flow Condition)
Cash and cash equivalents held at the end of FY2010 were (Y) 75.3 billion, a decrease of (Y) 21.1 billion from the previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 0.7 billion (Net cash outflow (Y) 17.7 billion in FY2009).  This amount was primarily attributable to an increase of (Y) 7.6 billion in trade receivables, an increase of (Y) 7.3 billion in inventories, an increase of (Y) 2.5 billion in accrued expenses and an adjustment of noncash items such as depreciation and amortization, despite the net income being (Y) 3.2 billion.
Net cash used in investing activities was (Y) 5.8 billion (Net cash inflow (Y) 10.8 billion in FY2009).  This amount was primarily attributable to purchases of property, plant and equipment in the amount of (Y) 3.1 billion and an increase in short-term investments in the amount of (Y) 2.4 billion.
Net cash used in financing activities was (Y) 12.0 billion (Net cash outflow (Y) 1.8 billion in FY2009).  This amount was primarily attributable to purchases of treasury stock in the amount of (Y) 10.3 billion and dividends paid in the amount of (Y) 1.8 billion.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2006	FY2007	FY2008	FY2009	FY2010
Stockholders’ equity ratio (%)	80.5	85.1	81.0	79.6	76.6
Stockholders’ equity ratio based on market prices (%)	267.9	154.7	129.2	221.5	144.0
Debt to annual cash flow ratio (%)	0.1	0.0	0.2	－	－
Interest coverage ratio (times)	3,094.7	1,839.4	195.9	－	－
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)	1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

(3) Basic Policy on Distribution of Profits and Distribution for FY2010 and Distribution Forecast for FY2011
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.

Advantest Corporation (FY2010)

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest will repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided to distribute a year end dividend of (Y) 5 consistent with the revised forecast announced on January 27, 2011, with a payment date of June 2, 2011. Since Advantest paid an interim dividend of (Y) 5 on December 1, 2010, the total dividend per share for the fiscal year will be (Y) 10.
Advantest has elected not to publish a dividend forecast for fiscal 2011 at this time, primarily due to the semiconductor market is unclear by the Great East Japan Earthquake and tsunami, despite the robust movement of the Company’s business environment, as explained in the prospects section above. Payout decisions will take future results into consideration and will be announced when they are available.

Advantest Corporation (FY2010)

2. Organization of the Advantest Group
　The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

Customers and Distributors
Sales and Support Companies
Advantest America, Inc.
Advantest Europe GmbH
Advantest (Singapore) Pte. Ltd.
Advantest Taiwan Inc.
Advantest Korea Co., Ltd.
Advantest (Suzhou) Co., Ltd.
Development, manufacturing and sales Companies
Japan Engineering Co., Ltd
Advantest Kyushu Systems Co., Ltd
Manufacturing Company
Advantest Engineering (M)Sdn. Bhd.
Service Companies
Advantest Finance Inc.
Advanfacilities Co., Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Corporation
Advantest Corporation
Research and Development Company
Advantest Laboratories Co., Ltd.
Manufacturing Company
Advantest Component, Inc.
Development Companies
Advansoft Development Corporation
Advantest America R&D Center, Inc
Semiconductor and Component Test System
Mechatronics System
Services, Support and Others

There are 10 other consolidated subsidiaries and 1 equity method affiliate in addition to those mentioned in the above diagram.
Consolidated subsidiaries (11 domestic; 16 overseas; 27 total)    Equity method affiliate (1 domestic)
    :  Main flow of products and services

Advantest Corporation (FY2010)

3. Management Policy

(1) Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA®(Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*“EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-and-Long-Term Business Strategy and Issues to be Addressed
While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency while strengthening its overseas operations and support system in the U.S., Europe and Asia.
Advantest is establishing an emergency procurement structure to ensure the stability of its own manufacturing operations for some of the company’s components which have become difficult to procure due to the Great East Japan Earthquake and tsunami.
Also the company’s corporate initiative “1000 Days,” which was launched in July 2009 and will conclude at the end of fiscal 2011, aims to deliver cumulative profitability over the three-year span of the initiative. Advantest plans to act for more improvement of profitability by activities such as actions to expand market share by timely offering of new solution in line with market needs and to improve the appointed date of delivery, development of the new business except the semiconductor and activities such as actions to generally reduce costs.

Advantest Corporation (FY2010)

4. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2010	March 31, 2011

Current assets:
Cash and cash equivalents	¥96,439	75,323
Short-term investments	10,498	12,651
Trade receivables, net	15,930	22,707
Inventories	16,590	23,493
Other current assets	4,292	2,995

Total current assets	143,749	137,169

Investment securities	8,077	7,432
Property, plant and equipment, net	32,881	31,878
Intangible assets, net	1,445	1,519
Other assets	2,511	2,314

Total assets	¥188,663	180,312

Advantest Corporation (FY2010)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2010	March 31, 2011

Current liabilities:
Trade accounts payable	¥11,430	11,729
Accrued expenses	4,894	7,329
Accrued warranty expenses	2,802	1,754
Customer prepayments	544	1,740
Other current liabilities	2,249	1,955

Total current liabilities	21,919	24,507

Accrued pension and severance costs	13,765	14,069
Other liabilities	2,737	3,604

Total liabilities	38,421	42,180

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,463	40,628
Retained earnings	181,606	183,009
Accumulated other comprehensive income (loss)	(14,859)	(18,270)
Treasury stock	(89,331)	(99,598)

Total stockholders’ equity	150,242	138,132

Total liabilities and stockholders’ equity	¥188,663	180,312

Advantest Corporation (FY2010)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended March 31, 2010	Year ended March 31, 2011

Net sales	¥53,225	99,634
Cost of sales	27,297	51,164

Gross profit	25,928	48,470

Research and development expenses	17,896	21,197
Selling, general and administrative expenses	19,671	21,162

Operating income (loss)	(11,639)	6,111

Other income (expense):
Interest and dividend income	579	326
Interest expense	(4)	(3)
Impairment losses on investment securities	(316)	(512)
Other, net	1,454	(371)

Total other income (expense)	1,713	(560)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(9,926)	5,551

Income taxes	1,457	2,352
Equity in earnings (loss) of affiliated company	(71)	(36)

Net income (loss)	¥(11,454)	3,163

	Yen
	Year ended March 31, 2010	Year ended March 31, 2011

Net income (loss) per share:
Basic	¥(64.09)	18.03
Diluted	(64.09)	18.03

Advantest Corporation (FY2010)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Year ended March 31, 2010	Year ended March 31, 2011

Comprehensive income (loss)
Net income (loss)	¥(11,454)	3,163
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,614)	(3,231)
Net unrealized gains (losses) on investment securities	776	(59)
Pension related adjustment	1,566	(121)

Total other comprehensive income (loss)	(272)	(3,411)

Total comprehensive income (loss)	¥(11,726)	(248)

Advantest Corporation (FY2010)

(4) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended March 31, 2010	Year ended March 31, 2011
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,320	40,463
Changes in the year
Stock option compensation expense	143	165
Total changes in the year	143	165
Balance at end of year	40,463	40,628
Retained earnings
Balance at beginning of year	194,848	181,606
Changes in the year
Net income (loss)	(11,454)	3,163
Cash dividends	(1,787)	(1,760)
Sale of treasury stock	(1)	(0)
Total changes in the year	(13,242)	1,403
Balance at end of year	181,606	183,009
Accumulated other comprehensive income (loss)
Balance at beginning of year	(14,587)	(14,859)
Changes in the year
Other comprehensive income (loss), net of tax	(272)	(3,411)
Total changes in the year	(272)	(3,411)
Balance at end of year	(14,859)	(18,270)
Treasury stock
Balance at beginning of year	(89,328)	(89,331)
Changes in the year
Purchases of treasury stock	(4)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	(3)	(10,267)
Balance at end of year	(89,331)	(99,598)
Total stockholders’ equity
Balance at beginning of year	163,616	150,242
Changes in the year
Net income (loss)	(11,454)	3,163
Other comprehensive income (loss), net of tax	(272)	(3,411)
Cash dividends	(1,787)	(1,760)
Stock option compensation expense	143	165
Purchases of treasury stock	(4)	(10,267)
Sale of treasury stock	0	0
Total changes in the year	(13,374)	(12,110)
Balance at end of year	¥150,242	138,132

Advantest Corporation (FY2010)

(5) Consolidated Statement of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended March 31, 2010	Year ended March 31, 2011

Cash flows from operating activities:
Net income (loss)	¥(11,454)	3,163
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,314	4,209
Deferred income taxes	(148)	425
Stock option compensation expense	143	165
Impairment losses on investment securities	316	512
Changes in assets and liabilities:
Trade receivables	(5,457)	(7,645)
Inventories	(6,942)	(7,285)
Trade accounts payable	6,525	1,146
Other accounts payable	(5,534)	(393)
Accrued expenses	(1,126)	2,540
Accrued warranty expenses	(8)	(1,040)
Customer prepayments	24	1,276
Accrued pension and severance costs	1,386	225
Other	215	2,009
Net cash used in operating activities	(17,746)	(693)

Cash flows from investing activities:
(Increase) decrease in short-term investments	13,881	(2,446)
Purchase of available-for-sale securities	(389)	-
Proceeds from sale of property, plant and equipment	287	12
Purchases of property, plant and equipment	(2,798)	(3,138)
Purchases of intangible assets	(215)	(323)
Other	58	67
Net cash provided by (used in) investing activities	10,824	(5,828)

Cash flows from financing activities:
Purchases of treasury stock	(4)	(10,268)
Dividends paid	(1,796)	(1,760)
Other	(3)	0
Net cash used in financing activities	(1,803)	(12,028)
Net effect of exchange rate changes on cash and cash equivalents	(291)	(2,567)
Net change in cash and cash equivalents	(9,016)	(21,116)
Cash and cash equivalents at beginning of year	105,455	96,439
Cash and cash equivalents at end of year	¥96,439	75,323

(6) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2010)

(7) Notes to the Consolidated Financial Statements

(Note 1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with U.S.GAAP.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method
Advantest’s consolidated financial statements include financial statements of Advantest Corporation and its subsidiaries, all of which are wholly-owned. Advantest is not involved with any significant variable interest entities where Advantest is the primary beneficiary, and which require consolidation in accordance with U.S. GAAP.  All significant intercompany balances and transactions have been eliminated in consolidation.

The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY 2009 (As of March 31, 2010)	FY 2010 (As of March 31, 2011)	Increase (decrease)
Domestic	14	11	(3)
Overseas	16	16	－
Consolidated subsidiaries	30	27	(3)
Equity method affiliates	1	1	－
Total	31	28	(3)

   Changes in the scope of consolidation: Excluded 3
Material changes in subsidiaries: Excluded 1 (Company name: Advantest Manufacturing, Inc. *)
* Advantest Manufacturing, Inc. was merged with Advantest Corporation on July 1, 2010.

(Note 2)  Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2011.

Advantest Corporation (FY2010)

(Note 3)　Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥30,168	11,219	11,838	－	53,225
Inter-segment sales	2,404	18	－	(2,422)	－
Net sales	32,572	11,237	11,838	(2,422)	53,225
Depreciation and amortization	1,364	470	1,977	503	4,314
Operating income (loss) before stock option compensation expense	(7,042)	(1,897)	2,175	(4,732)	(11,496)
Adjustment:
Stock option compensation expense					143
Operating income (loss)					¥(11,639)
Expenditures for additions to long-lived assets	942	396	1,856	231	3,425
Total assets	38,782	10,478	11,474	127,929	188,663

	Yen (Millions)
	Year ended March 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥67,070	18,398	14,166	－	99,634
Inter-segment sales	2,263	117	－	(2,380)	－
Net sales	69,333	18,515	14,166	(2,380)	99,634
Depreciation and amortization	1,417	533	1,755	504	4,209
Operating income (loss) before stock option compensation expense	9,857	(251)	2,133	(5,463)	6,276
Adjustment:
Stock option compensation expense					165
Operating income (loss)					¥6,111
Expenditures for additions to long-lived assets	1,350	374	1,733	336	3,793
Total assets	53,570	11,780	9,226	105,736	180,312

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.
3.	Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.
4.
Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2010)

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2010	Year ended March 31, 2011

Japan	¥11,976	22,398
Americas	4,930	9,278
Europe	2,137	2,252
Asia	34,182	65,706

Total	¥53,225	99,634

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica, etc.
(2) Europe	Israel, Germany, etc.
(3) Asia	Taiwan, South Korea, China, Malaysia, etc.

(Note 4) Per Share Information

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions) except per share data
	Year ended March 31, 2010	Year ended March 31, 2011
Numerator:
Net income (loss)	(11,454)	3,163

Denominator
Basic weighted average shares of common stock outstanding	178,722,505	175,481,854
Dilutive effect of exercise of stock options	－	13,604

Diluted weighted average shares of common stock outstanding	178,722,505	175,495,458

Basic net income (loss) per share	(64.09)	18.03
Diluted net income (loss) per share	(64.09)	18.03

At March 31, 2010 and 2011, Advantest had outstanding stock options into 3,060,000 and 1,610,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
	March 31, 2010	March 31, 2011
Assets
Current assets
Cash and deposits	¥52,542	43,553
Trade notes receivables	414	452
Accounts receivable	15,901	21,051
Short-term investments	16,900	12,000
Merchandises and finished goods	3,993	3,094
Work in process	6,910	11,891
Raw materials and supplies	2,104	4,872
Short-term loans receivable	2,192	1,999
Other receivable	939	472
Refundable income taxes	66	104
Other	613	312
Allowance for doubtful accounts	(50)	(50)
Total current assets	102,524	99,750
Noncurrent assets
Property, plant and equipment Buildings	43,609	43,792
Accumulated depreciation	(32,946)	(34,056)
Buildings, net	10,663	9,736
Structures	3,894	3,923
Accumulated depreciation	(3,376)	(3,454)
Structures, net	518	469
Machinery and equipment	18,319	18,834
Accumulated depreciation	(17,382)	(17,788)
Machinery and equipment, net	937	1,046
Vehicles and delivery equipment	45	75
Accumulated depreciation	(28)	(58)
Vehicles and delivery equipment, net	17	17
Tools and furniture	11,021	11,959
Accumulated depreciation	(10,461)	(11,078)
Tools and furniture, net	560	881
Land	15,852	15,852
Construction in progress	6	16
Total property, plant and equipment	¥28,553	28,017

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

	Yen (Millions)
	March 31, 2010	March 31, 2011
Intangible fixed assets
Patent rights	¥25	—
Leasehold rights	173	173
Telephone rights	40	46
Utility rights	8	7
Software	344	449
Other	5	36
Total intangible fixed assets	595	711
Investments and other assets
Investment securities	7,656	7,039
Investment in affiliated companies	16,980	14,807
Long-term loans receivable	11	6
Long-term loans to affiliated companies	250	250
Long-term prepaid expenses	215	126
Other	855	808
Total investments and other assets	25,967	23,036
Total noncurrent assets	55,115	51,764
Total assets	157,639	151,514

Liabilities
Current liabilities
Trade accounts payable	11,067	11,389
Other accounts payable	572	401
Accrued expenses	3,616	5,677
Income tax payable	1	7
Customer prepayments	34	14
Deposits received	4,004	582
Accrued warranty expenses	2,727	1,738
Bonus accrual for directors	—	117
Other	79	76
Total current liabilities	22,100	20,001

Noncurrent liabilities
Allowance for retirement benefits	5,520	6,521
Deferred tax liabilities	587	528
Asset retirement obligations	—	60
Other	785	649
Total noncurrent liabilities	6,892	7,758
Total liabilities	¥28,992	27,759

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

	Yen (Millions)
	March 31, 2010	March 31, 2011
Net assets
Stockholders’ equity
Common stock	¥32,363	32,363
Capital surplus
Capital reserve	32,973	32,973
Total capital surplus	32,973	32,973
Retained earnings
Legal reserve	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments	27,062	27,062
General reserve	146,880	146,880
Retained earnings (accumulated loss)	(28,398)	(21,053)
Total retained earnings	148,627	155,972
Treasury stock	(89,331)	(99,598)
Total stockholders’ equity	124,632	121,710
Difference of appreciation and conversion
Net unrealized gains on securities	862	779
Total difference of appreciation and conversion	862	779
Stock acquisition rights	3,153	1,266
Total net assets	128,647	123,755
Total liabilities and net assets	¥157,639	151,514

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

(2) Non-Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2010	March 31, 2011

Net sales	¥
Net product sales	41,907	84,792
Cost of sales
Finished goods at beginning of year	2,763	3,993
Cost of manufactured goods	26,443	47,692
Total	29,206	51,685
Transfers to other accounts	252	890
Finished goods at end of year	3,993	3,094
Balance of cost of sales	24,961	47,701
Gross profit	16,946	37,091
Selling, general and administrative expenses	34,253	38,939
Operating income (loss)	(17,307)	(1,848)
Non-operating income
Interest income	290	153
Dividends income	13,583	6,951
Lease income	1,788	1,413
Miscellaneous income	1,431	420
Total non-operating income	17,092	8,937
Non-operating expenses
Interest expenses	11	5
Expenses for leased equipment	1,440	765
Foreign exchange losses	—	1,019
Impairment losses on investment securities	259	473
Miscellaneous expenses	459	1,084
Total non-operating expenses	2,169	3,346
Ordinary income (loss)	(2,384)	3,743
Extraordinary income
Gain on extinguishment of tie-in shares	—	3,834
Gain on reversal of subscription rights to shares	—	2,053
Total extraordinary income	—	5,887
Income (loss) before income taxes	(2,384)	9,630
Income taxes - current	18	30
Income taxes - deferred	—	495
Total income taxes	18	525
Net income (loss)	¥(2,402)	9,105

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

(3) Non-Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2010	March 31, 2011
Stockholders’ Equity
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	—	—
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	—	—
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	—	—
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(24,208)	(28,398)
Changes in the year
Dividends from retained earnings	(1,787)	(1,760)
Net income (loss)	(2,402)	9,105
Sale of treasury stock	(1)	(0)
Total changes in the year	(4,190)	7,345
Balance at end of year	¥(28,398)	(21,053)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2010)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2010	March 31, 2011
Treasury stock
Balance at beginning of year	¥(89,328)	(89,331)
Changes in the year
Purchases of treasury stock	(4)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	(3)	(10,267)
Balance at end of year	(89,331)	(99,598)
Total stockholders’ equity
Balance at beginning of year	128,825	124,632
Changes in the year
Dividends from retained earnings	(1,787)	(1,760)
Net income (loss)	(2,402)	9,105
Purchases of treasury stock	(4)	(10,267)
Sale of treasury stock	0	0
Total changes in the year	(4,193)	(2,922)
Balance at end of year	124,632	121,710
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	120	862
Changes in the year
Changes of items other than stockholders’ equity, net	742	(83)
Total changes in the year	742	(83)
Balance at end of year	862	779
Stock acquisition rights
Balance at beginning of year	3,077	3,153
Changes in the year
Changes of items other than stockholders’ equity, net	76	(1,887)
Total changes in the year	76	(1,887)
Balance at end of year	3,153	1,266
Total net assets
Balance at beginning of year	132,022	128,647
Changes in the year
Dividends from retained earnings	(1,787)	(1,760)
Net income (loss)	(2,402)	9,105
Purchases of treasury stock	(4)	(10,267)
Sale of treasury stock	0	0
Changes of items other than stockholders’ equity, net	818	(1,970)
Total changes in the year	(3,375)	(4,892)
Balance at end of year	¥128,647	123,755

Changes in Directors, Corporate Auditors and Executive Officers
(To be effective on June 24, 2011)

1.	Nominees for Directors
	Director	Toshio Maruyama
	Director	Haruo Matsuno
	Director	Naoyuki Akikusa
	Director	Yasusige Hagio
	Director	Yuichi Kurita
	Director	Shinichiro Kuroe
	Director	Sae Bum Myung (to be newly elected) Executive Officer of Advantest Corporation

Mr. Maruyama is to be elected as Chairman of the Board and Representative Director and Mr. Matsuno is to be elected as Representative Director at the special meeting of the board of directors to be held on June 24, 2011 after the 69th ordinary general meeting of shareholders of Advantest Corporation.

2.	Nominees for Corporate Auditors
	Standing Corporate Auditor	Akira Hatakeyama (to be newly elected) Advisor of Advantest Corporation
	Corporate Auditor	Masamichi Ogura (to be newly elected) Standing Corporate Auditor of Fujitsu Limited

3.	Nominees for Executive Officers
	President and CEO	Haruo Matsuno
	Senior Executive Officer	Yuichi Kurita
	Managing Executive Officer	Shinichiro Kuroe
	Managing Executive Officer	Sae Bum Myung (to be promoted) Executive Officer of Advantest Corporation
	Managing Executive Officer	Hiroshi Nakamura
	Managing Executive Officer	Yoshiaki Yoshida
	Managing Executive Officer	Masao Shimizu
	Managing Executive Officer	Hideaki Imada (to be promoted) Executive Officer of Advantest Corporation
	Executive Officer	Yasuhiro Kawata
	Executive Officer	Takashi Sugiura
	Executive Officer	Takashi Sekino
	Executive Officer	Soichi Tsukakoshi
	Executive Officer	Josef Schraetzenstaller
	Executive Officer	R. Keith Lee
	Executive Officer	Makoto Nakahara (to be newly elected)
	Executive Officer	Toshiyuki Okayasu (to be newly elected)

4.    Resignation from Directors, Corporate Auditors and Executive Officers

       Hiroshi Tsukahara, Director and Managing Executive Officer
                              --- To be elected as Advisor
       Hiroyasu Sawai, Director and Managing Executive Officer
                              --- To be elected as Advisor
       Hitoshi Owada, Standing Corporate Auditor
                              --- To be elected as Advisor
       Jiro Haneda, Corporate Auditor

Nominees for New Directors (Biography)

Sae Bum Myung (Date of Birth: September 16, 1954)
Mar. 1989 Master’s Degree from Graduate school of engineering, Meiji University
Apr. 1989 Joined Advantest Corporation
Apr. 2004 Manager, International Sales Department 3, Sales and Marketing Group
Jun. 2006 Representative Director and President, Advantest Korea Co., Ltd. (present position)
Jun. 2008 Executive Officer (present position)

Nominee for New Corporate Auditors (Biography)

Akira Hatakeyama (Date of Birth: June 28, 1950)
Mar. 1973 Graduated from School of engineering, Nagoya University
Apr. 1973 Joined Advantest Corporation
Apr. 2001 Representative Director and President, Japan Engineering Co,. Ltd.
Jun. 2005 Executive Officer
Jun. 2008 Advisor (present position)

Masamichi Ogura (Date of Birth: June 30, 1946)
Mar. 1969 Graduated from School of commerce I, Waseda University
Apr. 1969 Joined Fujitsu Limited
Jun. 2000 Director, Fujitsu Limited
Jun. 2002 Corporate Senior Vice President, Fujitsu Limited
Apr. 2003 Corporate Executive Vice President, Fujitsu Limited
Jun. 2003 Director, Corporate Executive Vice President, Fujitsu Limited
Jun. 2006 Representative Director, Corporate Senior Executive Vice President, Fujitsu Limited
Jun. 2008 Standing Corporate Auditor, Fujitsu Limited (present position)

Nominees for New Executive Officers (Biography)

Makoto Nakahara (Date of Birth: July 23, 1959)
Mar. 1983 Graduated from Faculty of economics, Kanagawa University
Apr. 1983 Joined Advantest Corporation
Jan. 2010 General Manager, Global Marketing Division, Sales and Marketing Group
          (present position)

Toshiyuki Okayasu (Date of Birth: June 2, 1962)
Mar. 1987 Master’s Degree from Graduate school of engineering, Saitama University
Apr. 1987 Joined Advantest Corporation
Jun. 2009 Vice President, Technology Development Group (present position)